

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 6, 2016

E. Allen Nicholson
Chief Financial Officer
CVB Financial Corp.
701 N. Haven Avenue, Suite 350
Ontario, CA 91764

>   **Re: CVB Financial Corp.**
>   **Registration Statement on Form S-4**
>   **Filed November 14, 2016**
>   **File No. 333-214576**

Dear Mr. Nicholson:

 We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Opinion of Vining Sparks for Valley's Board of Directors, pages 43

1. We note Valley management provided Vining Sparks with projected earnings forecasts for 2016 through 2020, which Vining Sparks used to prepare its Present Value Analysis and its Discounted Cash Flow Analysis. Please disclose these projections in this section of the prospectus.

Offer of Employment to Bill Kitchen, page 51

2. Please tell us what consideration you have given to disclosing the terms of employment offered to Mr. Kitchen.

Tax Opinion

3. Please have counsel provide an opinion as to the material tax consequences of the merger that result from the merger qualifying as a "reorganization" within the meaning of Section 368(a) of the Code. Please see Section III.C of Staff Legal Bulletin No. 19. In addition, please have counsel revise its opinion to remove the limitation on reliance in the second paragraph of the opinion. Please Section III.D.1 of Staff Legal Bulletin No. 19.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Katelyn Donovan, Law Clerk, at (202) 551-8636 or me at (202) 551-3338 with any questions.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director
Office of Financial Services

cc: Craig Miller
        Manatt, Phelps & Phillips, LLP